Adecoagro S.A.

Condensed Consolidated Interim Financial Statements as of June 30, 2023 and for the six and three-month periods ended June 30, 2023 and 2022

Legal information

Denomination: Adecoagro S.A.
Legal address: Vertigo Naos Building, 6, Rue Eugène Ruppert, L-2453, Luxembourg

Company activity: Agricultural and agro-industrial
Date of registration: June 11, 2010
Expiration of company charter: No term defined
Number of register (RCS Luxembourg): B153.681
Issued Capital Stock: 111,381,815 common shares (Note 21)
Outstanding Capital Stock: 107,329,925 common shares
Treasury Shares: 4,051,890 common shares

Adecoagro S.A.
Condensed Consolidated Interim Statements of Income
for the six-month and three-month periods ended June 30, 2023 and 2022
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

		Six-months ended June 30,		Three-months ended June 30,
	Note	2023	2022	2023	2022

		(unaudited)
Sales of goods and services rendered	4	649,131	590,037	402,873	383,673
Cost of goods sold and services rendered	5	(488,011)	(477,381)	(293,123)	(307,077)
Initial recognition and changes in fair value of biological assets and agricultural produce	15	90,365	132,864	29,441	48,811
Changes in net realizable value of agricultural produce after harvest		(184)	(18,716)	(33)	(17,891)
Margin on manufacturing and agricultural activities before operating expenses		251,301	226,804	139,158	107,516
General and administrative expenses	6	(46,037)	(41,281)	(24,561)	(22,546)
Selling expenses	6	(65,327)	(62,523)	(37,583)	(38,137)
Other operating (expense)/ income, net	8	(5,001)	212	1,908	13,588
Bargain purchase gain	20	—	12,365	—	12,365
Profit from operations		134,936	135,577	78,922	72,786
Finance income	9	75,849	28,463	54,330	(27,843)
Finance costs	9	(91,195)	(79,001)	(64,614)	(47,355)
Other financial results - Net (loss) / gain of inflation effects on the monetary items	9	(12,336)	17,276	(607)	10,010
Financial results, net	9	(27,682)	(33,262)	(10,891)	(65,188)
Profit before income tax		107,254	102,315	68,031	7,598
Income tax expense	10	(38,129)	(19,031)	(21,912)	10,513
Profit for the period		69,125	83,284	46,119	18,111
Attributable to:
Equity holders of the parent		67,837	82,344	46,268	19,087
Non-controlling interest		1,288	940	(149)	(976)

Earnings per share attributable to the equity holders of the parent during the period:
Basic earnings per share		0.630	0.744	0.430	0.169
Diluted earnings per share		0.629	0.741	0.429	0.168

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Condensed Consolidated Interim Statements of Comprehensive Income
for the six-month and three-month periods ended June 30, 2023 and 2022
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

	Six-months ended June 30,		Three-months ended June 30,
	2023	2022	2023	2022

	(unaudited)

Profit for the period	69,125	83,284	46,119	18,111
Other comprehensive loss:
Items that may be reclassified subsequently to profit or loss:
Exchange differences on translating foreign operations	59,531	92,079	27,794	(12,245)
Cash flow hedge, net of tax (Note 2)	18,529	12,826	15,287	8,099
Items that will not be reclassified to profit or loss:
Revaluation surplus net of tax	(21,708)	(52,965)	(6,541)	(13,261)
Other comprehensive income	56,352	51,940	36,540	(17,407)
Total comprehensive income for the period	125,477	135,224	82,659	704

Attributable to:
Equity holders of the parent	123,941	133,758	82,741	1,477
Non-controlling interest	1,536	1,466	(82)	(773)

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Condensed Consolidated Interim Statements of Financial Position
as of June 30, 2023 and December 31, 2022
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

		June 30,	December 31,
	Note	2023	2022
		(unaudited)
ASSETS
Non-Current Assets
Property, plant and equipment	11	1,673,406	1,565,355
Right of use assets	12	398,682	360,181
Investment property	13	33,330	33,330
Intangible assets	14	37,550	36,120
Biological assets	15	33,063	30,622
Deferred income tax assets	10	29,059	8,758
Trade and other receivables, net	17	44,321	44,558
Derivative financial instruments	16	11,272	5,208
Other assets		1,761	1,701
Total Non-Current Assets		2,262,444	2,085,833
Current Assets
Biological assets	15	202,398	235,822
Inventories	18	368,442	274,022
Trade and other receivables, net	17	229,172	183,820
Derivative financial instruments	16	1,216	134
Short-term investment	16	39,733	98,571
Cash and cash equivalents	19	196,609	230,653
Total Current Assets		1,037,570	1,023,022
TOTAL ASSETS		3,300,014	3,108,855
SHAREHOLDERS EQUITY
Capital and reserves attributable to equity holders of the parent
Share capital	21	167,073	167,073
Share premium	21	756,323	793,169
Cumulative translation adjustment		(411,137)	(456,029)
Equity-settled compensation		16,105	18,792
Cash flow hedge		(26,343)	(44,872)
Other reserves		133,941	126,925
Treasury shares		(6,084)	(4,792)
Revaluation surplus		274,592	281,909
Reserve from the sale of non-controlling interests in subsidiaries		41,574	41,574
Retained earnings		263,913	202,342
Equity attributable to equity holders of the parent		1,209,957	1,126,091
Non-controlling interest		39,088	37,552
TOTAL SHAREHOLDERS EQUITY		1,249,045	1,163,643
LIABILITIES
Non-Current Liabilities
Trade and other payables	23	969	17,210
Borrowings	24	758,082	727,983
Lease liabilities	25	304,533	283,549
Deferred income tax liabilities	10	368,857	301,414
Payroll and social security liabilities	26	1,206	1,581
Derivatives financial instruments	16	—	96
Provisions for other liabilities	27	3,217	2,526
Total Non-Current Liabilities		1,436,864	1,334,359
Current Liabilities
Trade and other payables	23	192,907	242,397
Current income tax liabilities		1,525	422
Payroll and social security liabilities	26	30,739	29,964
Borrowings	24	330,628	279,769
Lease liabilities	25	57,120	54,431
Derivative financial instruments	16	314	2,961
Provisions for other liabilities	27	872	909
Total Current Liabilities		614,105	610,853
TOTAL LIABILITIES		2,050,969	1,945,212
TOTAL SHAREHOLDERS EQUITY AND LIABILITIES		3,300,014	3,108,855

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Condensed Consolidated Interim Statements of Changes in Shareholders’ Equity
for the six-month periods ended June 30, 2023 and 2022
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

	Attributable to equity holders of the parent
	Share Capital (Note 21)	Share Premium	Cumulative Translation Adjustment	Equity-settled Compensation	Cash flow hedge	Other reserves	Treasury shares	Revaluation surplus	Reserve from the sale of non-controlling interests in subsidiaries	Retained Earnings	Subtotal	Non-Controlling Interest	Total Shareholders’ Equity

Balance at January 1, 2022	183,573	851,060	(514,609)	16,073	(60,932)	106,172	(16,909)	289,982	41,574	115,735	1,011,719	36,111	1,047,830
Profit for the period	—	—	—	—	—	—	—	—	—	82,344	82,344	940	83,284
Other comprehensive income:
- Items that may be reclassified subsequently to profit or loss:
Exchange differences on translating foreign operations	—	—	55,693	—	—	—	—	32,138	—	—	87,831	4,248	92,079
Cash flow hedge (*)	—	—	—	—	12,825	—	—	—	—	—	12,825	1	12,826
Revaluation of surplus (**)	—	—	—	—	—	—	—	(49,242)	—	—	(49,242)	(3,723)	(52,965)
Other comprehensive income for the period	—	—	55,693	—	12,825	—	—	(17,104)	—	—	51,414	526	51,940
Total comprehensive income for the period	—	—	55,693	—	12,825	—	—	(17,104)	—	82,344	133,758	1,466	135,224

Reduction of issued share capital of the company (Note 21):	(16,500)	—	—	—	—	—	16,500	—	—	—	—	—	—
Reserves for the benefit of government grants (1)	—	—	—	—	—	13,761	—	—	—	(13,761)	—	—	—
- Employee share options (Note 21)
Exercised/ Forfeited	—	2,432	—	(778)	—	—	470	—	—	—	2,124	—	2,124
- Forfeited	—	—	—	—	—	—	—	—	—	—	—	—	—
- Restricted shares and restricted units (Note 22):
Value of employee services	—	—	—	3,392	—	—	—	—	—	—	3,392	—	3,392
Vested	—	4,647	—	(4,066)	—	1,243	—	—	—	—	1,824	—	1,824
Forfeited	—	—	—	—	—	39	(39)	—	—	—	—	—	—
Granted	—	—	—	—	—	(2,101)	2,101	—	—	—	—	—	—
-Purchase of own shares (Note 21)	—	(11,473)	—	—	—	—	(2,578)	—	—	—	(14,051)	—	(14,051)
-Dividends	—	(35,000)	—	—	—	—	—	—	—	—	(35,000)	—	(35,000)
Balance at June 30, 2022 (unaudited)	167,073	811,666	(458,916)	14,621	(48,107)	119,114	(455)	272,878	41,574	184,318	1,103,766	37,577	1,141,343
(*) Net of 9,407 of Income tax.
(**) Net of 28,003 of Income tax.
(1) Correspond to the presumed credit of ICMS (Imposto sobre Circulação de Mercadorias e Prestação de Serviços) over the sale values in our Sugar, ethanol and energy business).
The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Condensed Consolidated Interim Statements of Changes in Shareholders’ Equity
for the six-month periods ended June 30, 2023 and 2022 (continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

	Attributable to equity holders of the parent
	Share Capital (Note 21)	Share Premium	Cumulative Translation Adjustment	Equity-settled Compensation	Cash flow hedge	Other reserves	Treasury shares	Revaluation surplus	Reserve from the sale of non-controlling interests in subsidiaries	Retained Earnings	Subtotal	Non-Controlling Interest	Total Shareholders’ Equity

Balance at January 1, 2023	167,073	793,169	(456,029)	18,792	(44,872)	126,925	(4,792)	281,909	41,574	202,342	1,126,091	37,552	1,163,643
Profit for the period	—	—	—	—	—		—	—	—	67,837	67,837	1,288	69,125
Other comprehensive loss:
- Items that may be reclassified subsequently to profit or loss:
Exchange differences on translating foreign operations	—	—	44,892	—	—	—	—	13,091	—	—	57,983	1,548	59,531
Cash flow hedge (*)	—	—	—	—	18,529	—	—	—	—	—	18,529	—	18,529
- Items that will not be reclassified to profit or loss:
Revaluation surplus (**)	—	—	—	—	—	—	—	(20,408)	—	—	(20,408)	(1,300)	(21,708)
Other comprehensive income for the period	—	—	44,892	—	18,529	—	—	(7,317)	—	—	56,104	248	56,352
Total comprehensive income for the period	—	—	44,892	—	18,529	—	—	(7,317)	—	67,837	123,941	1,536	125,477

- Reserves for the benefit of government grants (1)	—	—	—	—	—	6,266	—	—	—	(6,266)	—	—	—
- Restricted shares and restricted units (Note 22):
Value of employee services	—	—	—	3,458	—	—	—	—	—	—	3,458	—	3,458
Vested	—	7,528	—	(6,145)	—	1,554	—	—	—	—	2,937	—	2,937
Forfeited	—	—	—	—	—	18	(18)	—	—	—	—	—	—
Granted	—	—	—	—	—	(822)	822	—	—	—	—	—	—
- Purchase of own shares (Note 21)	—	(9,374)	—	—	—	—	(2,096)	—	—	—	(11,470)	—	(11,470)
- Dividends to shareholders (Note 21)	—	(35,000)	—	—	—	—	—	—	—	—	(35,000)	—	(35,000)
Balance at June 30, 2023 (unaudited)	167,073	756,323	(411,137)	16,105	(26,343)	133,941	(6,084)	274,592	41,574	263,913	1,209,957	39,088	1,249,045

(*) Net of 9,893 of Income tax.
(**) Net of 11,455 of Income tax.
(1) Correspond to the presumed credit of ICMS (Imposto sobre Circulação de Mercadorias e Prestação de Serviços) over the sale values in our Sugar, ethanol and energy
The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Condensed Consolidated Interim Statements of Cash Flows
for the six-month periods ended June 30, 2023 and 2022
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

	Note	June 30, 2023	June 30, 2022
		(unaudited)
Cash flows from operating activities:
Profit for the period		69,125	83,284
Adjustments for:
Income tax expense	10	38,129	19,031
Depreciation of property, plant and equipment	11	86,802	77,474
Amortization of intangible assets	14	1,074	927
Depreciation of right of use assets	12	37,729	28,562
Gain from disposal of other property items	8	(1,162)	(1,119)
Bargain purchase gain	20	—	(12,365)
Net loss from the Fair value adjustment of Investment properties	13	1,330	3,753
Equity settled share-based compensation granted	7	4,865	4,251
Loss / (gain) from derivative financial instruments	8, 9	2,580	(313)
Interest, finance cost related to lease liabilities and other financial expense, net	9	13,875	48,774
Initial recognition and changes in fair value of non harvested biological assets (unrealized)		(37,542)	(69,471)
Changes in net realizable value of agricultural produce after harvest (unrealized)		(107)	5,719
Provision and allowances		136	158
Net loss / (gain) of inflation effects on the monetary items	9	12,336	(17,276)
Foreign exchange gains, net	9	(35,350)	(25,019)
Cash flow hedge – transfer from equity	9	33,864	26,363
Subtotal		227,684	172,733
Changes in operating assets and liabilities:
Increase in trade and other receivables		(72,737)	(70,471)
Increase in inventories		(78,413)	(83,543)
Decrease in biological assets		84,689	111,475
Increase in other assets		(349)	(674)
Increase in derivative financial instruments		(7,592)	(5,003)
Decrease in trade and other payables		(114,898)	(74,379)
Increase in payroll and social security liabilities		2,049	414
Increase / (decrease) in provisions for other liabilities		740	(279)
Net cash generated from operating activities before taxes paid		41,173	50,273
Income tax paid		(1,489)	(2,101)
Net cash used in operating activities	(a)	39,684	48,172

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Condensed Consolidated Interim Statements of Cash Flows
for the six-month periods ended June 30, 2023 and 2022 (continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

	Note	June 30, 2023	June 30, 2022
		(unaudited)
Cash flows from investing activities:
Acquisition of a business, net of cash and cash equivalents acquired	20	(3,193)	1,179
Purchases of property, plant and equipment	11	(137,586)	(126,113)
Purchases of cattle and non-current biological assets		(779)	(7,321)
Purchases of intangible assets	14	(762)	(1,480)
Interest received and others		39,144	1,322
Proceeds from sale of property, plant and equipment		1,790	623
Proceeds from sale of farmlands and other assets	27	1,108	9,879
Acquisition of short-term investment	16	(34,500)	—
Disposal of short-term investment	16	93,009	—
Net cash used in investing activities	(b)	(41,769)	(121,911)

Cash flows from financing activities:
Proceeds from equity settled share-based compensation exercise		—	2,124
Proceeds from long-term borrowings		24,713	37,150
Payments of long-term borrowings		—	(13,464)
Proceeds from short-term borrowings		396,160	176,186
Payment of short-term borrowings		(326,244)	(29,082)
Payments of derivative financial instruments		—	58
Lease payments		(58,869)	(55,517)
Interest paid	(c)	(24,636)	(18,139)
Purchase of own shares		(11,470)	(14,051)
Dividends to shareholders	21	(17,500)	(17,500)
Net cash used in/generated from financing activities	(d)	(17,846)	67,765
Net decrease in cash and cash equivalents		(19,931)	(5,974)
Cash and cash equivalents at beginning of period	19	230,653	199,766
Effect of exchange rate changes and inflation on cash and cash equivalents	(e)	(14,113)	(5,441)
Cash and cash equivalents at end of period	19	196,609	188,351

(a) Includes (45,106) and (12,264) of the combine effect of IAS 29 and IAS 21 of the Argentine subsidiaries for June 30, 2023 and 2022, respectively.
(b) Includes (764) and (2,624) of the combine effect of IAS 29 and IAS 21 of the Argentine subsidiaries for June 30, 2023 and 2022, respectively.
(c) Includes (654) and 135 of the combine effect of IAS 29 and IAS 21 of the Argentine subsidiaries for June 30, 2023 and 2022, respectively.
(d) Includes 50,001 and 16,636 of the combine effect of IAS 29 and IAS 21 of the Argentine subsidiaries for June 30, 2023 and 2022, respectively.
(e) Includes (4,131) and (1,748) of the combine effect of IAS 29 and IAS 21 of the Argentine subsidiaries for June 30, 2023 and 2022, respectively.
The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

1.    General information

Adecoagro S.A. (the "Company" or "Adecoagro") is the Group’s ultimate parent company and is a société anonyme (stock corporation) organized under the laws of the Grand Duchy of Luxembourg. Adecoagro is a holding company primarily engaged through its operating subsidiaries in agricultural and agro-industrial activities. The Company and its operating subsidiaries are collectively referred to hereinafter as the "Group". These activities are carried out through three major lines of business, namely, Farming; Sugar, Ethanol and Energy and Land Transformation. Farming is further comprised of three reportable segments, which are described in detail in Note 3 to these condensed consolidated interim financial statements.

Adecoagro is a public company listed in the New York Stock Exchange as a foreign registered company under the symbol of AGRO.

These condensed consolidated interim financial statements have been approved for issue by the Board of Directors on August 15, 2023.

2.    Financial risk management

Risk management principles and processes

The Group is exposed to several risks arising from financial instruments including price risk, exchange rate risk, interest rate risk, liquidity risk and credit risk. A thorough explanation of the Group´s risks and the Group´s approach to the identification, assessment and mitigation of risks is included in Note 2 to the annual financial statements. There have been no significant changes to the Group's exposure and risk management principles and processes since December 31, 2022 and refers readers to the annual financial statements for information.

However, the Group considers that the following tables below provide useful information to understand the Group´s interim results for the six month period ended June 30, 2023. These disclosures do not appear in any particular order of potential materiality or probability of occurrence.

Argentina status:
Since the second half of 2019, the Argentine government instituted certain foreign currency exchange controls, which may restrict or partially restrict access to foreign currency, like the U.S. dollars, to make payments abroad, either for foreign debt or the importation of goods or services, dividend payments and others, without prior authorization. Other restrictions also comprise the deferral of payment of certain public debt instruments and fuel price controls. Those regulations have continued to evolve, sometimes making them more or less stringent depending on the Argentine government’s perception of availability of sufficient national foreign currency reserves. The above has led to the existence of an informal foreign currency market where foreign currencies quote at levels significantly higher than the official exchange rate. However, the only exchange rate available for external commerce is the official exchange rate, which as of June 30, 2023 was Pesos 268 per dollar.

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

2.    Financial risk management (continued)

•Exchange rate risk

The following tables show the Group’s net monetary position broken down by various currencies for each functional currency in which the Group operates at June 30, 2023. All amounts are shown in US dollars.

	June 30, 2023
	(unaudited)
	Functional currency
Net monetary position (Liability)/ Asset	Argentine Peso	Brazilian Reais	Uruguayan Peso	US Dollar	Total
Argentine Peso	(50,378)	—	—	—	(50,378)
Brazilian Reais	—	(568,834)	—	—	(568,834)
US Dollar	(287,725)	(316,541)	25,995	(24,914)	(603,185)
Uruguayan Peso	—	—	(7,315)	—	(7,315)
Total	(338,103)	(885,375)	18,680	(24,914)	(1,229,712)

The Group’s analysis shown on the tables below is carried out based on the exposure of each functional currency subsidiary against the US dollar. The Group estimated that, other factors being constant, a 10% appreciation of the US dollar against the respective functional currencies for the period ended June 30, 2023 would have decreased the Group’s Profit before income tax for the period. A 10% depreciation of the US dollar against the functional currencies would have an equal and opposite effect on the income statement.

A portion of this effect would be recognized as other comprehensive income since a portion of the Company’s borrowings was used as cash flow hedge of the foreign exchange rate risk of a portion of its highly probable future sales in US dollars (see Hedge Accounting - Cash Flow Hedge below for details).

	June 30, 2023
	(unaudited)
	Functional currency
Net monetary position	Argentine Peso	Brazilian Reais	Uruguayan Peso	Total
US Dollar	(28,773)	(31,654)	2,599	(57,828)
(Decrease) or increase in Profit before income tax	(28,773)	(31,654)	2,599	(57,828)

Hedge Accounting - Cash flow hedge

The Group formally documents and designates cash flow hedging relationships to hedge the foreign exchange rate risk of a portion of its highly probable future sales in U.S. Dollars using a portion of its borrowings denominated in U.S. Dollars, currency forwards and foreign currency floating-to-fixed interest rate swaps, as needed.

Generally, the principal amounts of long-term borrowings (non-derivative financial instruments) and notional values of foreign currency forward contracts (derivative financial instruments) are designated as hedging instruments. These instruments are exposed to foreign currency risks, mainly Brazilian Reais/ U.S. Dollar related to operations in Brazil and Argentine Peso/U.S. Dollar in Argentina related to operations in Argentina. As of June 2023 and 2022, approximately 10% of projected sales within those countries qualify as highly probable forecast transactions for hedge accounting purposes and are designated as hedged items

The Group prepares formal documentation to support hedge designation, including an explanation of how the designation of the hedging relationship is aligned with the Group’s Risk Management Policy, identification of the hedging instrument, the hedged transactions, the nature of the risk being hedged and an analysis which demonstrates that the hedge is
The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

2.    Financial risk management (continued)
expected to be highly effective. The Group reassesses the prospective and retrospective effectiveness of the hedge on an ongoing basis comparing the foreign currency component of the carrying amount of the hedging instruments and of the highly probable future sales.

Under cash flow hedge accounting, the effect of changes in foreign currency exchange rates on derivative and non-derivative hedging instruments are not immediately recognized in profit or loss but are reclassified from equity to profit or loss in the periods when the future sales occur, thus allowing for a more appropriate presentation of the results for the period reflecting the strategy in the Group’s Risk Management Policy.

The Group expects that the cash flows will occur and affect profit or loss between 2023 and 2024.

For the period ended June 30, 2023, a loss before income tax of US$ 7,313 was recognized in other comprehensive income (US$7,042 in the six month ended June 30, 2022) and a loss of US$ 35,735 (US$ 26,629 in the six month ended June 30, 2022) was reclassified from equity to profit or loss within “Financial results, net”.

•Interest rate risk

The following table shows a breakdown of the Group’s fixed-rate and floating-rate borrowings per currency denomination and functional currency of the subsidiary issuing the loans at June 30, 2023 (all amounts are shown in US dollars):

	June 30, 2023
	(unaudited)
	Functional currency
Rate per currency denomination	Argentine Peso	Brazilian Reais	Uruguayan Peso	US Dollar	Total
Fixed rate:
Argentine Peso	140,582	—	—	—	140,582
Brazilian Reais	—	13,243	—	—	13,243
US Dollar	143,735	392,964	5,040	166,256	707,995
Subtotal Fixed-rate borrowings	284,317	406,207	5,040	166,256	861,820
Variable rate:
Brazilian Reais	—	210,283	—	—	210,283
US Dollar	16,607	—	—	—	16,607
Subtotal Variable-rate borrowings	16,607	210,283	—	—	226,890
Total borrowings as per analysis	300,924	616,490	5,040	166,256	1,088,710

At June 30, 2023, if interest rates on floating-rate borrowings had been 1% higher (or lower) with all other variables held constant, Profit before income tax for the period would decrease as follows:

	June 30, 2023
	(unaudited)
	Functional currency
Rate per currency denomination	Argentine Peso	Brazilian Reais	Total
Variable rate:
Brazilian Reais	—	(2,103)	(2,103)
US Dollar	(166)	—	(166)
Decrease in profit before income tax	(166)	(2,103)	(2,269)

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

2.    Financial risk management (continued)
•Credit risk

As of June 30, 2023, six banks accounted for more than 80% of the total cash deposited (J.P. Morgan, Macro, Portfolio Personal Inversiones, Galicia, Santander and Itaú).

•Derivative financial instruments

The following table shows the outstanding positions for each type of derivative contract as of June 30, 2023:

▪    Futures / Options

	June 30, 2023
Type of	Quantities (thousands) (**)	Notional	Market	Profit / (Loss) (*)
derivative contract		amount	Value Asset/ (Liability)
			(unaudited)	(unaudited)
Futures:
Sale
Corn	9	2,082	311	309
Soybean	20	7,587	65	65
Sugar	48	23,676	196	189
OTC:
Sugar	51	24,258	645	673
Total	128	57,603	1,217	1,236

(*) Included in line "Gain / (Loss) from commodity derivative financial instruments" Note 8.
(**) All quantities expressed in tons except otherwise indicated.

Commodity future contract fair values are computed with reference to quoted market prices on future exchanges.

▪Other derivative financial instruments

Floating-to-fixed interest rate swaps

In April 2022 the Group's subsidiary in Brazil, Usina Monte Alegre entered into a R$ 20 million loan with Itaú BBA. The loan bears interest at a fixed rate of 13,23% p.a. At the same moment and with the same bank, the Company entered into a swap operation, with the intention to effectively convert the fixed interest rate into a variable interest rate denominated in CDI (an interbank floating interest rate in Reais), plus a fixed rate of 1,29% a.a. The swap matures according to the due date of the loan, in March 24, 2024 and resulted in a recognition of a gain of US$ 10 thousand in 2023.

In December 2020 the Group's subsidiary in Brazil, Adecoagro Vale do Ivinhema entered into a interest rate swap operation with Itaú BBA in an aggregate amount of US$ 400 million. In these operation Adecoagro Vale do Ivinhema receives IPCA (Extended National Consumer Price Index) plus 4,24% per year, and pays CDI (an interbank floating interest rate in Reais) plus 1,85% per year. This swap expires semiannually until December 2026. This contract resulted in a recognition of a gain of US$ 5.4 million in the three month ended June 30, 2023 (gain of US$ 4.8 thousand in the six month ended June 30,2022).

▪Currency forward

During the period ended on June 30, 2023, the Group entered into several currency forward contracts with Brazilian banks, in order to hedge the fluctuation of the Brazilian Reais against the U.S. Dollar, for a total aggregate amount of US$ 5 million. It resulted in the recognition of a loss amounting to US$ 0.20 million in the six month ended June 30, 2023. The currency forward contracts maturity date is between July and November 2023.
The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

2.    Financial risk management (continued)

Also, during the six month ended June 30, 2023 the Group entered into several currency forward contracts to hedge the fluctuation of the U.S. Dollar against the Euro for a total notional amount of US$ 0.27 million. The currency forward contracts maturity date is September 2023. The outstanding contracts resulted in the recognition of a non-significant loss in the six-month ended June 30, 2023.

Gain and losses on currency forward contracts are included within “Financial results, net” in the statement of income.

3.    Segment information

According to IFRS 8, operating segments are identified based on the ‘management approach’. Operating segments are components of an entity about which separate financial information is available that is evaluated regularly by the chief operating decision maker (“CODM”) in deciding how to allocate resources and in assessing performance. The Group’s CODM is the Management Committee. IFRS 8 stipulates external segment reporting based on the Group’s internal organizational and management structure and on internal financial reporting to the chief operating decision maker.

The Group operates in three major lines of business, namely, Farming; Sugar, Ethanol and Energy; and Land Transformation.

•The ‘Farming’ is further comprised of three reportable segments:

•‘Crops’ Segment which consists of planting, harvesting and sale of grains, oilseeds and fibers (including wheat, corn, soybeans, peanuts, cotton and sunflowers, among others), and to a lesser extent the provision of grain warehousing/conditioning and handling and drying services to third parties. Each underlying crop in this segment does not represent a separate operating segment. Management seeks to maximize the use of the land through the cultivation of one or more type of crops. Types and surface amount of crops cultivated may vary from harvest year to harvest year depending on several factors, some of them out of the Group’s control. Management is focused on the long-term performance of the productive land, and to that extent, the performance is assessed considering the aggregated combination, if any, of crops planted in the land. A single manager is responsible for the management of operating activity of all crops rather than for each individual crop.

•‘Rice’ Segment which consists of planting, harvesting, processing and marketing of rice.

•‘Dairy’ Segment which consists of the production and sale of raw milk and industrialized products, including UHT, cheese and powder milk among others.

•All Other Segments’ which consists of the aggregation of the remaining non-reportable operating segments, which do not meet the quantitative thresholds for disclosure, namely, Coffee and Cattle.

•‘Sugar, Ethanol and Energy’ Segment which consists of cultivating sugarcane which is processed in owned sugar mills, transformed into ethanol, sugar and electricity and then marketed;

•‘Land Transformation’ Segment comprises the (i) identification and acquisition of underdeveloped and undermanaged farmland businesses; and (ii) realization of value through the strategic disposition of assets (generating profits).

Total segment assets and liabilities are measured in a manner consistent with that of the Consolidated Financial Statements. These assets and liabilities are allocated based on the operations of the segment and the physical location of the asset.

Effective July 1, 2018, the Group applied IAS 29 “Financial Reporting in Hyperinflationary Economies” (“IAS 29”) to its operations in Argentina. IAS 29 “Financial Reporting in Hyperinflationary Economies” requires that the financial statements of
The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

3.    Segment information (continued)

entities whose functional currency is that of a hyperinflationary economy be adjusted for the effects of changes in the general price index and be expressed in terms of the current unit of measurement at the closing date of the reporting period (“inflation accounting”). In order to determine whether an economy is classified as hyperinflationary, IAS 29 sets forth a series of factors to be considered, including whether the amount of cumulative inflation nears or exceeds a threshold of 100 % accumulated in three years. Argentina has been classified as a hyperinflationary economy under the terms of IAS 29. According to IAS 29, all Argentine Peso-denominated non-monetary items in the statement of financial position are adjusted by applying a general price index from the date they were initially recognized to the end of the reporting period. Likewise, all Argentine Peso-denominated items in the statement of income should be expressed in terms of the measuring unit current at the end of the reporting period, consequently, income statement items are adjusted by applying a general price index on a monthly basis from the dates they were initially recognized in the financial statements to the end of the reporting period. This process is called “re-measurement”.

Once the re-measurement process is completed, all Argentine Peso denominated accounts are translated into U.S. Dollars, the Group’s reporting currency, applying the guidelines in IAS 21 “The Effects of Changes in Foreign Exchange Rates”(“IAS 21”). IAS 21 requires that amounts be translated at the closing rate at the date of the most recent statement of financial position. This process is called “translation”.

The re-measurement and translation processes are applied on a monthly basis until year-end. Due to these processes, the re-measured and translated results of operations for a given month are subject to change until year-end, affecting comparison and analysis.

Following the adoption of IAS 29 to the Argentine operations of the Group, management changed the information reviewed by the CODM. Accordingly, as from July 1, 2018, (commencement of hyper-inflation accounting in Argentina), the information provided to the CODM departs from the application of IAS 29 and IAS 21 re-measurement and translation processes as follows. For segment reporting purposes, the segment results of the Argentine operations for each reporting period were adjusted for inflation and translated into the Group’s reporting currency using the reporting period average exchange rate. The translated amounts were not subsequently re-measured and translated in accordance with the IAS 29 and IAS 21 procedures outlined above.

In order to evaluate the segment’s performance on a monthly basis, results of operations in Argentina are based on monthly data adjusted for inflation and converted into the average exchange rate of the U.S. Dollar each month. These already converted figures are subsequently not readjusted and reconverted as described above under IAS 29 and IAS 21. It should be noted that this translation methodology for evaluating segment information is the same that the Group uses to translate results of operation from its other subsidiaries from other countries that have not been designated hyperinflationary economies because it allows for a more accurate analysis of the economic performance of its business as a whole.

The Group’s CODM believes that the exclusion of the re-measurement and translation processes from the segment reporting structure allows for a more useful presentation and facilitates period-to-period comparison and performance analysis.

The following tables show a reconciliation of the reportable segments where the information reviewed by the CODM differs from the reportable segment information measured in accordance with IAS 29 and IAS 21 as per the Consolidated Financial Statements for all years presented. These tables do not include information for the Sugar, Ethanol and Energy reportable segment since this information is not affected by the application of IAS 29 and therefore there is no difference between the information reviewed by the CODM and the information included in the Consolidated Financial Statements:
The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

3.    Segment information (continued)

Segment reconciliation for the six-month period ended

June 30, 2023	Crops			Rice			Dairy
	Total segment reporting	Adjustment	Total as per statement of income	Total segment reporting	Adjustment	Total as per statement of income	Total segment reporting	Adjustment	Total as per statement of income
Sales of goods sold and services rendered	107,516	(2,198)	105,318	135,426	(691)	134,735	122,312	(2,277)	120,035
Cost of goods and services rendered	(94,691)	1,972	(92,719)	(96,364)	(76)	(96,440)	(102,998)	1,824	(101,174)
Initial recognition and changes in fair value of biological assets and agricultural produce	1,531	(448)	1,083	7,056	(92)	6,964	10,114	(343)	9,771
Gain from changes in net realizable value of agricultural produce after harvest	231	—	231	—	—	—	—	—	—
Margin on Manufacturing and Agricultural Activities Before Operating Expenses	14,587	(674)	13,913	46,118	(859)	45,259	29,428	(796)	28,632
General and administrative expenses	(9,404)	285	(9,119)	(8,221)	159	(8,062)	(5,326)	133	(5,193)
Selling expenses	(12,106)	222	(11,884)	(17,121)	277	(16,844)	(12,885)	267	(12,618)
Other operating income, net	3,257	(40)	3,217	435	3	438	(204)	3	(201)
Profit from Operations	(3,666)	(207)	(3,873)	21,211	(420)	20,791	11,013	(393)	10,620

Depreciation of Property, plant and equipment and amortization of Intangible assets	(4,175)	171	(4,004)	(6,161)	157	(6,004)	(5,287)	147	(5,140)

June 30, 2023	All other segments			Corporate			Total
	Total segment reporting	Adjustment	Total as per statement of income	Total segment reporting	Adjustment	Total as per statement of income	Total segment reporting	Adjustment	Total as per statement of income
Sales of goods sold and services rendered	2,508	(58)	2,450	—	—	—	654,355	(5,224)	649,131
Cost of goods and services rendered	(2,195)	50	(2,145)	—	—	—	(491,781)	3,770	(488,011)
Initial recognition and changes in fair value of biological assets and agricultural produce	68	41	109	—	—	—	91,207	(842)	90,365
Gain from changes in net realizable value of agricultural produce after harvest	—	—	—	—	—	—	(184)	—	(184)
Margin on Manufacturing and Agricultural Activities Before Operating Expenses	381	33	414	—	—	—	253,597	(2,296)	251,301
General and administrative expenses	(101)	2	(99)	(11,375)	110	(11,265)	(46,726)	689	(46,037)
Selling expenses	(173)	5	(168)	(26)	—	(26)	(66,098)	771	(65,327)
Other operating income, net	(1,369)	24	(1,345)	(105)	—	(105)	(4,991)	(10)	(5,001)
Profit from Operations	(1,262)	64	(1,198)	(11,506)	110	(11,396)	135,782	(846)	134,936

Depreciation of Property, plant and equipment and amortization of Intangible assets	(100)	2	(98)	(615)	18	(597)	(88,371)	495	(87,876)
Net loss from Fair value adjustment of Investment property	(1,355)	25	(1,330)	—	—	—	(1,355)	25	(1,330)

Sugar, Ethanol and Energy and Land Transformation segments have not been reconciled due to the lack of differences.
The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

3.    Segment information (continued)
Segment reconciliation for the six-month period ended

June 30, 2022	Crops			Rice			Dairy
	Total segment reporting	Adjustment	Total as per statement of income	Total segment reporting	Adjustment	Total as per statement of income	Total segment reporting	Adjustment	Total as per statement of income
Sales of goods sold and services rendered	131,632	479	132,111	79,956	517	80,473	116,847	1,284	118,131
Cost of goods and services rendered	(127,016)	(308)	(127,324)	(68,492)	(620)	(69,112)	(102,879)	(1,026)	(103,905)
Initial recognition and changes in fair value of biological assets and agricultural produce	55,733	930	56,663	14,819	435	15,254	12,557	132	12,689
Gain from changes in net realizable value of agricultural produce after harvest	(18,037)	257	(17,780)	(2)	—	(2)	—	—	—
Margin on Manufacturing and Agricultural Activities Before Operating Expenses	42,312	1,358	43,670	26,281	332	26,613	26,525	390	26,915
General and administrative expenses	(8,118)	(138)	(8,256)	(5,509)	(106)	(5,615)	(3,753)	(71)	(3,824)
Selling expenses	(13,385)	(166)	(13,551)	(12,976)	(162)	(13,138)	(13,314)	(284)	(13,598)
Other operating income, net	(111)	(707)	(818)	557	(13)	544	(112)	(1)	(113)
Bargain purchase gain	—	—	—	12,443	(78)	12,365	—	—	—
Profit from Operations	20,698	347	21,045	20,796	(27)	20,769	9,346	34	9,380

Depreciation of Property, plant and equipment and amortization of Intangible assets	(3,740)	(55)	(3,795)	(4,756)	(100)	(4,856)	(4,859)	(107)	(4,966)

June 30, 2022	All other segments			Corporate			Total
	Total segment reporting	Adjustment	Total as per statement of income	Total segment reporting	Adjustment	Total as per statement of income	Total segment reporting	Adjustment	Total as per statement of income
Sales of goods sold and services rendered	1,875	15	1,890	—	—	—	587,742	2,295	590,037
Cost of goods and services rendered	(1,483)	(7)	(1,490)	—	—	—	(475,420)	(1,961)	(477,381)
Initial recognition and changes in fair value of biological assets and agricultural produce	348	5	353	—	—	—	131,362	1,502	132,864
Gain from changes in net realizable value of agricultural produce after harvest	—	—	—	—	—	—	(18,973)	257	(18,716)
Margin on Manufacturing and Agricultural Activities Before Operating Expenses	740	13	753	—	—	—	224,711	2,093	226,804
General and administrative expenses	(120)	(2)	(122)	(12,775)	(178)	(12,953)	(40,780)	(501)	(41,281)
Selling expenses	(95)	(1)	(96)	(59)	(7)	(66)	(61,903)	(620)	(62,523)
Other operating income, net	(3,648)	(113)	(3,761)	17	17	34	1,023	(811)	212
Bargain purchase gain	—	—	—	—	—	—	12,443	(78)	12,365
Profit from Operations Before Financing and Taxation	(3,123)	(103)	(3,226)	(12,817)	(168)	(12,985)	135,494	83	135,577

Depreciation of Property, plant and equipment and amortization of Intangible assets	(116)	(3)	(119)	(432)	(9)	(441)	(78,127)	(274)	(78,401)
Net gain from Fair value adjustment of Investment property	(3,641)	(112)	(3,753)	—	—	—	(3,641)	(112)	(3,753)

Sugar, Ethanol and Energy and Land Transformation segment have not been reconciled due to the lack of differences.
The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

3.    Segment information (continued)
Segment analysis for the six-month period ended June 30, 2023 (unaudited)

	Farming					Sugar, Ethanol and Energy	Land Transformation	Corporate	Total
	Crops	Rice	Dairy	All Other Segments	Farming subtotal
Sales of goods and services rendered	107,516	135,426	122,312	2,508	367,762	286,593	—	—	654,355
Cost of goods sold and services rendered	(94,691)	(96,364)	(102,998)	(2,195)	(296,248)	(195,533)	—	—	(491,781)
Initial recognition and changes in fair value of biological assets and agricultural produce	1,531	7,056	10,114	68	18,769	72,438	—	—	91,207
Changes in net realizable value of agricultural produce after harvest	231	—	—	—	231	(415)	—	—	(184)
Margin on manufacturing and agricultural activities before operating expenses	14,587	46,118	29,428	381	90,514	163,083	—	—	253,597
General and administrative expenses	(9,404)	(8,221)	(5,326)	(101)	(23,052)	(12,299)	—	(11,375)	(46,726)
Selling expenses	(12,106)	(17,121)	(12,885)	(173)	(42,285)	(23,787)	—	(26)	(66,098)
Other operating income / (loss), net	3,257	435	(204)	(1,369)	2,119	(5,499)	(1,506)	(105)	(4,991)
Profit / (loss) from operations	(3,666)	21,211	11,013	(1,262)	27,296	121,498	(1,506)	(11,506)	135,782

Depreciation of Property, plant and equipment and amortization of Intangible assets	(4,175)	(6,161)	(5,287)	(100)	(15,723)	(72,033)	—	(615)	(88,371)
Net loss from Fair value adjustment of Investment property	—	—	—	(1,355)	(1,355)	—	—	—	(1,355)

Initial recognition and changes in fair value of biological assets and agricultural produce (unrealized)	(790)	3,837	(5,725)	(61)	(2,739)	36,857	—	—	34,118
Initial recognition and changes in fair value of biological assets and agricultural produce (realized)	2,321	3,219	15,839	129	21,508	35,581	—	—	57,089
Changes in net realizable value of agricultural produce after harvest (unrealized)	107	—	—	—	107	—	—	—	107
Changes in net realizable value of agricultural produce after harvest (realized)	124	—	—	—	124	(415)	—	—	(291)

As of June 30, 2023:
Farmlands and farmland improvements, net	456,528	149,002	2,217	56,834	664,581	78,646	—	—	743,227
Machinery, equipment, building and facilities, and other fixed assets, net	48,343	57,742	106,838	1,763	214,686	223,689	—	—	438,375
Bearer plants, net	1,099	—	—	—	1,099	405,328	—	—	406,427
Work in progress	7,956	32,940	25,306	2,719	68,921	16,456	—	—	85,377
Right of use asset	14,616	7,891	143	915	23,565	374,099	—	1,018	398,682
Investment property	—	—	—	33,330	33,330	—	—	—	33,330
Goodwill	8,309	5,473	—	1,150	14,932	4,531	—	—	19,463
Biological assets	24,329	8,797	32,599	9,266	74,991	160,470	—	—	235,461
Finished goods	53,377	18,085	12,610	—	84,072	101,189	—	—	185,261
Raw materials, Stocks held by third parties and others	76,905	69,598	10,915	415	157,833	25,348	—	—	183,181
Total segment assets	691,462	349,528	190,628	106,392	1,338,010	1,389,756	—	1,018	2,728,784
Borrowings	132,852	102,716	122,251	—	357,819	603,610	—	127,281	1,088,710
Lease liabilities	12,196	7,750	179	865	20,990	340,070	—	593	361,653
Total segment liabilities	145,048	110,466	122,430	865	378,809	943,680	—	127,874	1,450,363
The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

3.    Segment information (continued)
Segment analysis for the six-month period ended June 30, 2022 (unaudited)

	Farming					Sugar, Ethanol and Energy	Land Transformation	Corporate	Total
	Crops	Rice	Dairy	All Other Segments	Farming subtotal
Sales of goods and services rendered	131,632	79,956	116,847	1,875	330,310	257,432	—	—	587,742
Cost of goods sold and services rendered	(127,016)	(68,492)	(102,879)	(1,483)	(299,870)	(175,550)	—	—	(475,420)
Initial recognition and changes in fair value of biological assets and agricultural produce	55,733	14,819	12,557	348	83,457	47,905	—	—	131,362
Changes in net realizable value of agricultural produce after harvest	(18,037)	(2)	—	—	(18,039)	(934)	—	—	(18,973)
Margin on manufacturing and agricultural activities before operating expenses	42,312	26,281	26,525	740	95,858	128,853	—	—	224,711
General and administrative expenses	(8,118)	(5,509)	(3,753)	(120)	(17,500)	(10,505)	—	(12,775)	(40,780)
Selling expenses	(13,385)	(12,976)	(13,314)	(95)	(39,770)	(22,074)	—	(59)	(61,903)
Other operating income / (loss), net	(111)	557	(112)	(3,648)	(3,314)	1,138	3,182	17	1,023
Bargain purchase gain	—	12,443	—	—	12,443	—	—	—	12,443
Profit from Operations	20,698	20,796	9,346	(3,123)	47,717	97,412	3,182	(12,817)	135,494

Depreciation of Property, plant and equipment and amortization of Intangible assets	(3,740)	(4,756)	(4,859)	(116)	(13,471)	(64,224)	—	(432)	(78,127)
Net gain from Fair value adjustment of Investment property	—	—	—	(3,641)	(3,641)	—	—	—	(3,641)
Initial recognition and changes in fair value of biological assets and agricultural produce (unrealized)	30,742	9,100	(1,743)	551	38,650	30,821	—	—	69,471
Initial recognition and changes in fair value of biological assets and agricultural produce (realized)	24,991	5,719	14,300	(203)	44,807	17,084	—	—	61,891
Changes in net realizable value of agricultural produce after harvest (unrealized)	(5,719)	—	—	—	(5,719)	—	—	—	(5,719)
Changes in net realizable value of agricultural produce after harvest (realized)	(12,318)	(2)	—	—	(12,320)	(934)	—	—	(13,254)

As of December 31, 2022:
Farmlands and farmland improvements, net	457,286	149,251	2,221	56,928	665,686	78,647	—	—	744,333
Machinery, equipment, building and facilities, and other fixed assets, net	48,691	58,827	108,589	1,792	217,899	171,307	—	—	389,206
Bearer plants, net	1,057	—	—	—	1,057	351,670	—	—	352,727
Work in progress	7,021	29,061	22,325	2,399	60,806	18,283	—	—	79,089
Right of use assets	18,952	8,594	711	—	28,257	330,681	—	1,243	360,181
Investment property	—	—	—	33,330	33,330	—	—	—	33,330
Goodwill	7,990	1,106	5,263	—	14,359	4,185	—	—	18,544
Biological assets	66,002	52,752	30,045	8,214	157,013	109,431	—	—	266,444
Finished goods	37,539	13,659	12,825	—	64,023	88,693	—	—	152,716
Raw materials, Stocks held by third parties and others	62,911	22,129	8,700	291	94,031	27,275	—	—	121,306
Total segment assets	707,449	335,379	190,679	102,954	1,336,461	1,180,172	—	1,243	2,517,876
Borrowings	41,493	113,133	138,241	—	292,867	587,865	—	127,020	1,007,752
Lease liabilities	18,234	8,281	623	—	27,138	310,162	—	680	337,980
Total segment liabilities	59,727	121,414	138,864	—	320,005	898,027	—	127,700	1,345,732

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

4.    Sales

	June 30, 2023	June 30, 2022
	(unaudited)
Sales of manufactured products and services rendered:
Ethanol	106,622	197,702
Sugar	154,545	28,296
Energy (*)	13,310	13,639
Peanut	31,559	29,263
Sunflower	5,054	6,974
Cotton	4,435	—
Rice (*)	119,414	68,893
Fluid milk (UHT)	54,251	36,967
Powder milk	22,490	48,363
Other dairy products	23,260	17,755
Services	4,233	3,740
Rental income	1,263	423
Others	22,856	21,631
	563,292	473,646
Sales of agricultural produce and biological assets:
Soybean	35,309	50,387
Corn	9,597	31,363
Wheat	8,000	11,135
Rice	—	2,111
Sunflower	8,594	4,468
Barley	3,805	3,380
Milk	11,428	7,358
Cattle	2,145	1,490
Cattle for dairy	4,760	3,872
Others	2,201	827
	85,839	116,391
Total sales	649,131	590,037

(*) Includes sales of mwh of energy and tons rice produced by third parties for an amount of US$ 23.5 million.

Commitments to sell commodities at a future date

The Group entered into contracts to sell non-financial instruments, mainly, sugar, soybean and corn through sales forward contracts. Those contracts are held for purposes of delivery the non-financial instrument in accordance with the Group’s expected sales. Accordingly, as the own use exception criteria are met, those contracts are not recorded as derivatives.

The notional amount of these contracts is US$ 113.1 million as of June 30, 2023 (June 30, 2022: US$ 79.3 million) comprised primarily of 28,071 lts of ethanol (US$ 16.12 million), 358,120 mwh of energy (US$ 21.16 million), 142,879 tons of sugar (US$ 65.69 million), 5,922 tons of soybean (US$ 2.14 million), 27,739 tons of corn (US$ 6.29 million), 1,661 tons of wheat (US$ 0.44 million) and 1,794 tons of sorghum (US$ 0.41 million) which expire between July 2023 and May 2024.

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements (continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

5.    Cost of goods sold and services rendered
For the six-month period ended June 30, 2023:

	June 30, 2023
	Crops	Rice	Dairy	All other segments	Sugar, Ethanol and Energy	Total
Finished goods at the beginning of 2022 (Note 18)	37,539	13,659	12,825	—	88,693	152,716
Cost of production of manufactured products (Note 6)	31,170	87,129	89,361	—	200,945	408,605
Purchases	10,409	14,942	—	—	615	25,966
Agricultural produce	118,894	3,555	11,428	2,145	9,502	145,524
Transfer to raw material	(59,172)	(4,296)	(137)	—	—	(63,605)
Direct agricultural selling expenses	7,238	—	—	—	—	7,238
Tax recoveries (i)	—	—	—	—	(7,174)	(7,174)
Changes in net realizable value of agricultural produce after harvest	231	—	—	—	(415)	(184)
Finished goods as of June 30, 2023 (Note 18)	(53,377)	(18,085)	(12,610)	—	(101,189)	(185,261)
Exchange differences	(213)	(464)	307	—	4,556	4,186
Cost of goods sold and services rendered, and direct agricultural selling expenses period	92,719	96,440	101,174	2,145	195,533	488,011
(i): Correspond to the presumed credit of ICMS (Imposto sobre Circulação de Mercadorias e Prestação de Serviços) over the sale values.

For the six-month period ended June 30, 2022:

	June 30, 2022
	Crops	Rice	Dairy	All other segments	Sugar, Ethanol and Energy	Total
Finished goods at the beginning of 2022	37,225	5,015	15,157	—	80,857	138,254
Cost of production of manufactured products (Note 6)	28,027	81,025	88,885	—	160,003	357,940
Purchases	17,023	77	2,078	—	752	19,930
Acquisition of subsidiaries	—	8,316	—	—	—	8,316
Agricultural produce	178,966	2,207	7,381	1,490	11,571	201,615
Transfer to raw material	(56,363)	(6,766)	—	—	—	(63,129)
Direct agricultural selling expenses	12,982	—	—	—	—	12,982
Tax recoveries (i)	—	—	—	—	(12,632)	(12,632)
Changes in net realizable value of agricultural produce after harvest	(17,780)	(2)	—	—	(934)	(18,716)
Finished goods as of June 30, 2022	(67,828)	(18,664)	(9,230)	—	(69,001)	(164,723)
Exchange differences	(4,928)	(2,096)	(366)	—	4,934	(2,456)
Cost of goods sold and services rendered, and direct agricultural selling expenses period	127,324	69,112	103,905	1,490	175,550	477,381
(i): Correspond to the presumed credit of ICMS (Imposto sobre Circulação de Mercadorias e Prestação de Serviços) over the sale values.

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

6.    Expenses by nature

The following table provides the additional disclosure required on the nature of expenses and their relationship to the function within the Group:

Expenses by nature for the six-months period ended June 30, 2023:

	Cost of production of manufactured products (Note 5)						General and Administrative Expenses	Selling Expenses	Total
	Crops	Rice	Dairy	All other segments	Sugar, Ethanol and Energy	Total
Salaries, social security expenses and employee benefits	2,177	6,934	5,877	—	18,098	33,086	17,973	4,750	55,809
Raw materials and consumables	242	1,408	15,859	—	3,528	21,037	—	—	21,037
Depreciation and amortization	2,327	2,109	2,162	—	51,358	57,956	9,918	671	68,545
Depreciation of right-of-use assets	—	24	457	—	4,635	5,116	8,051	301	13,468
Fuel, lubricants and others	110	558	783	—	16,263	17,714	318	154	18,186
Maintenance and repairs	640	1,486	960	—	11,233	14,319	788	355	15,462
Freights	60	8,152	1,368	—	27	9,607	—	29,883	39,490
Export taxes / selling taxes	—	—	—	—	—	—	—	14,396	14,396
Export expenses	—	—	—	—	—	—	—	7,672	7,672
Contractors and services	961	1,450	54	—	4,508	6,973	—	—	6,973
Energy transmission	—	—	—	—	—	—	—	1,232	1,232
Energy power	743	1,766	1,365	—	407	4,281	226	40	4,547
Professional fees	33	60	45	—	352	490	4,869	439	5,798
Other taxes	11	108	79	—	1,972	2,170	378	23	2,571
Contingencies	—	—	—	—	—	—	820	—	820
Lease expense and similar arrangements	64	410	114	—	—	588	508	197	1,293
Third parties raw materials	2,209	13,689	32,902	—	3,669	52,469	—	—	52,469
Tax recoveries	—	—	—	—	(220)	(220)	—	—	(220)
Others	446	1,146	838	—	1,508	3,938	2,188	5,214	11,340
Subtotal	10,023	39,300	62,863	—	117,338	229,524	46,037	65,327	340,888
Own agricultural produce consumed	21,147	47,829	26,498	—	83,607	179,081	—	—	179,081
Total	31,170	87,129	89,361	—	200,945	408,605	46,037	65,327	519,969

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

6.    Expenses by nature (continued)

Expenses by nature for six-month period ended June 30, 2022:

	Cost of production of manufactured products (Note 5)						General and Administrative Expenses	Selling Expenses	Total
	Crops	Rice	Dairy	All other segments	Sugar, Ethanol and Energy	Total
Salaries, social security expenses and employee benefits	2,057	5,547	5,752	—	14,077	27,433	17,260	4,406	49,099
Raw materials and consumables	171	527	17,649	—	7,531	25,878	—	—	25,878
Depreciation and amortization	2,195	1,686	2,039	—	44,481	50,401	8,144	693	59,238
Depreciation of right-of-use assets	—	57	323	—	3,378	3,758	5,393	32	9,183
Fuel, lubricants and others	136	127	946	—	14,455	15,664	300	139	16,103
Maintenance and repairs	858	1,061	988	—	7,688	10,595	988	466	12,049
Freights	94	8,287	1,311	—	64	9,756	—	20,265	30,021
Export taxes / selling taxes	—	—	—	—	—	—	—	23,350	23,350
Export expenses	—	—	—	—	—	—	—	7,530	7,530
Contractors and services	592	692	301	—	2,310	3,895	—	—	3,895
Energy transmission	—	—	—	—	—	—	—	1,158	1,158
Energy power	834	1,722	1,603	—	394	4,553	177	48	4,778
Professional fees	22	41	62	—	274	399	4,288	235	4,922
Other taxes	15	60	56	—	234	365	762	42	1,169
Contingencies	—	—	—	—	—	—	411	—	411
Lease expense and similar arrangements	111	341	96	—	—	548	657	127	1,332
Third parties raw materials	1,727	7,573	33,453	—	2,131	44,884	—	—	44,884
Others	760	1,771	1,015	—	1,682	5,228	2,901	4,032	12,161
Subtotal	9,572	29,492	65,594	—	98,699	203,357	41,281	62,523	307,161
Own agricultural produce consumed	18,455	51,533	23,291	—	61,304	154,583	—	—	154,583
Total	28,027	81,025	88,885	—	160,003	357,940	41,281	62,523	461,744

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

7.    Salaries and social security expenses

	June 30, 2023	June 30, 2022
	(unaudited)
Wages and salaries	71,328	61,140
Social security costs	19,874	20,015
Equity-settled share-based compensation	4,865	4,251
	96,067	85,406

8.    Other operating expense, net

	June 30, 2023	June 30, 2022
	(unaudited)
Loss from commodity derivative financial instruments	(3,470)	(2,994)
Gain from disposal of other property items	1,162	1,119
Net loss from fair value adjustment of Investment property	(1,330)	(3,753)
Others	(1,363)	5,840
	(5,001)	212

9.    Financial results, net

	June 30, 2023	June 30, 2022
	(unaudited)
Finance income:
- Interest income	3,151	1,414
- Foreign exchange gain, net	35,350	25,019
- Gain from interest rate/foreign exchange rate derivative financial instruments	744	1,936
- Other income	36,604	94
Finance income	75,849	28,463

Finance costs:
- Interest expense	(33,440)	(29,768)
- Finance cost related to lease liabilities	(16,025)	(16,406)
- Cash flow hedge – transfer from equity	(33,864)	(26,363)
- Taxes	(3,565)	(2,198)
- Other expenses	(4,301)	(4,266)
Finance costs	(91,195)	(79,001)
Other financial results - Net (loss)/gain of inflation effects on the monetary items	(12,336)	17,276
Total financial results, net	(27,682)	(33,262)

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

10.    Taxation

Taxes on income in the interim periods are accrued using the tax rate that would be applicable to expected total annual earnings.

	June 30, 2023	June 30, 2022
	(unaudited)
Current income tax	(2,985)	(4,394)
Deferred income tax	(35,144)	(14,637)
Income tax (expense)	(38,129)	(19,031)

Argentine has a income tax scheme which establish increasing rates, which starts in 25% and reach 35% for income tax gains over Pesos 143 million (U$D 0.7 million).

The gross movement on the deferred income tax account is as follows:

	June 30, 2023	June 30, 2022
	(unaudited)
Beginning of period liability	(292,656)	(255,527)
Exchange differences	(15,256)	(28,061)
Effect of fair value valuation for farmlands	11,455	28,232
Acquisition of subsidiary (Note 20)	—	(1,818)
Tax charge relating to cash flow hedge (i)	(9,739)	(6,603)
Others	1,542	483
Income tax (expense)	(35,144)	(14,637)
End of period liability	(339,798)	(277,931)

(i)It relates to the amount reclassified of US$ 8,861 loss and US$ 8,645 loss from equity to profit and loss for the six-month period ended June 30, 2023 and 2022, respectively.

Tax Inflation Adjustment in Argentina

Laws 27,430, 27,468 and 27,541 introduced several amendments to the income tax inflation adjustments provided by the Income Tax Law. According to these provisions, and effective as from fiscal years beginning on or after January 1, 2018, the inflation adjustment procedure set out in Title VI of the Income Tax Law shall be applicable in fiscal years in which the variation of IPC price index, accumulated in the 36 months immediately preceding the end of the relevant fiscal year, is higher than 100%. As from its effectiveness, this procedure is applicable because the variation of the IPC reached the prescribed limits.

However, Section 39 of Law No. 24,073 suspended the application of the provisions of Title VI of the Income Tax Law relating to the income tax inflation adjustment since April 1, 1992 to certain items, such as, fixed assets, inventory, and tax loss carryforwards, among others.

After the economic crisis of 2002, many taxpayers began to question the legality of the provisions suspending the income tax inflation adjustment. Also, the Argentine Supreme Court of Justice issued its verdict in the “Candy” case July 3, 2009 in which it stated that particularly for fiscal year 2002 and considering the serious state of disturbance of that year, the taxpayer could demonstrate that not applying the income tax inflation adjustment resulted in confiscatory income tax rates.

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

10.    Taxation (continued)
More recently, the Argentine Supreme Court of Justice applied a similar criterion to the 2010, 2011, 2012 and 2014 fiscal years in the cases brought by “Distribuidora Gas del Centro” (10/14/14, 06/02/15, 10/04/16 and 06/25/19), among others, enabling the application of income tax inflation adjustment for periods not affected by a severe economic crisis such as 2002.

The Company believes that the lack of application of the income tax inflation adjustment is confiscatory. Accordingly, based on the precedents and the opinion of external and internal tax advisors, the Company has adjusted all items for inflation including those suspended by Section 39 of Law 24,073 as described above. The net effect of the inflation adjustment resulted in a deferred tax asset of US$ 12.8 million.

The application of local tax laws require interpretation, and accordingly involves the application of judgement and is open to challenge by the relevant tax authorities. This gives rise to a level of uncertainty. Provisions for uncertain tax positions are established in accordance with IFRIC 23 based on an assessment of the range of likely tax outcomes in open years and reflecting the strength of technical arguments. Amounts are provided for individual tax uncertainties based on management’s assessment of whether the most likely amount or an expected amount based on a probability weighted methodology is the more appropriate predicter of amounts that the Company is ultimately expected to settle. When making this assessment, the Company utilizes specialist in-house tax knowledge and experience and takes into consideration specialist tax advice from third party advisers on specific items. The Company has not provided any amount in this case based on its belief that it has solid arguments to support its position.

The tax on the Group’s profit before tax differs from the theoretical amount that would arise using the weighted average tax rate applicable to profits of the consolidated entities as follows:

	June 30, 2023	June 30, 2022
	(unaudited)
Tax calculated at the tax rates applicable to profits in the respective countries	(35,488)	(32,209)
Non-deductible items	(967)	(537)
Effect of the changes in the statutory income tax rate in Argentina	3,664	(126)
Non-taxable income	6,696	10,876
Tax losses where no deferred tax asset was recognized	(6,390)	(41)
Previously unrecognized tax losses now recouped to reduce tax expenses (1)	19,028	10,658
Effect of IAS 29 on Argentina´s Shareholder´s equity and deferred income tax.	(23,683)	(10,654)
Others	(989)	3,002
Income tax (expense)	(38,129)	(19,031)
(1) 2023 includes 18,567 of adjustment by inflation of tax loss carryforwards in Argentina (10,658 in 2022)
The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

11.    Property, plant and equipment
Changes in the Group’s property, plant and equipment for the six-month periods ended June 30, 2023 and 2022 were as follows:

	Farmlands	Farmland improvements	Buildings and facilities	Machinery, equipment, furniture and Fittings	Bearer plants	Others	Work in progress	Total
Six-month period ended June 30, 2022
Opening net book amount.	711,261	16,579	207,679	83,183	294,982	27,571	81,368	1,422,623
Exchange differences	80,313	1,370	27,883	(3,744)	15,797	8,713	8,140	138,472
Additions	—	—	9,243	42,269	49,951	942	24,667	127,072
Revaluation surplus	(81,195)	—	—	—	—	—	—	(81,195)
Acquisition of subsidiaries	481	—	21,026	—	—	—	—	21,507
Transfers	—	—	13,079	7,632	—	(187)	(20,524)	—
Disposals	—	—	(1)	(565)	—	(35)	—	(601)
Reclassification to non-income tax credits (*)	—	—	—	(35)	—	—	—	(35)
Depreciation	—	(1,202)	(13,617)	(35,412)	(26,052)	(1,191)	—	(77,474)
Closing net book amount	710,860	16,747	265,292	93,328	334,678	35,813	93,651	1,550,369
At June 30, 2022 (unaudited)
Cost	710,860	43,808	506,423	848,750	796,510	57,845	93,651	3,057,847
Accumulated depreciation	—	(27,061)	(241,131)	(755,422)	(461,832)	(22,032)	—	(1,507,478)
Net book amount	710,860	16,747	265,292	93,328	334,678	35,813	93,651	1,550,369
Six-month period ended June 30, 2023
Opening net book amount	727,591	16,742	268,380	91,212	352,727	29,614	79,089	1,565,355
Exchange differences	32,790	475	11,417	19,153	24,825	666	3,171	92,497
Additions	—	—	9,651	43,384	62,682	339	21,704	137,760
Revaluation surplus	(33,155)	—	—	—	—	—	—	(33,155)
Transfers	—	594	6,052	11,920	—	20	(18,586)	—
Disposals	—	—	(61)	(2,052)	—	(17)	(1)	(2,131)
Reclassification to non-income tax credits (*)	—	—	—	(118)	—	—	—	(118)
Depreciation	—	(1,810)	(14,406)	(35,483)	(33,807)	(1,296)	—	(86,802)
Closing net book amount	727,226	16,001	281,033	128,016	406,427	29,326	85,377	1,673,406
At June 30, 2023 (unaudited)
Cost	727,226	47,217	553,523	965,459	946,330	53,870	85,377	3,379,002
Accumulated depreciation	—	(31,216)	(272,490)	(837,443)	(539,903)	(24,544)	—	(1,705,596)
Net book amount	727,226	16,001	281,033	128,016	406,427	29,326	85,377	1,673,406
(*) Brazilian federal tax law allows entities to take a percentage of the total cost of the assets purchased as a tax credit. As of June 30, 2023, ICMS tax credits were reclassified to trade and other receivables.
The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements (continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

11.    Property, plant and equipment (continued)

For all Farmlands with a total valuation of US$ 728 million as of June 30, 2023, the valuation was determined using sales Comparison Approach prepared by an independent expert. Sale prices of comparable properties are adjusted considering the specific aspects of each property, the most relevant premise being the price per hectare. (Level 3). The Group estimated that, other factors being constant, a 10% reduction on the Sales price for the period ended June 30, 2023 would have reduced the value of the Farmlands on US$ 72.8 million, which would impact, net of its tax effect on the "Revaluation surplus" item in the statement of Changes in Shareholders' Equity.

Depreciation charges are included in “Cost of production of Biological Assets”, “Cost of production of manufactures products”, “General and administrative expenses”, “Selling expenses” and capitalized in “Property, plant and equipment” for the six-month periods ended June 30, 2023 and 2022.

As of June 30, 2023, borrowing costs of US$ 1,600 (June 30, 2022: US$ 1,496) were capitalized as components of the cost of acquisition or construction of qualifying assets.

Certain of the Group’s assets have been pledged as collateral to secure the Group’s borrowings and other payables. The net book value of the pledged assets amounts to US$ 133,317 as of June 30, 2023 (June 30, 2022: U$S 129,344).

12.    Right of use assets

Changes in the Group’s right of use assets for the six-month periods ended June 30, 2023 and 2022 were as follows:

	Agricultural partnership (*)	Others	Total
	(unaudited)
As of June 30, 2022
Opening net book amount	235,970	24,806	260,776
Exchange differences	11,845	1,805	13,650
Additions and re-measurement	106,785	5,377	112,162
Depreciation	(23,999)	(4,563)	(28,562)
Closing net book amount	330,601	27,425	358,026

As of June 30, 2023
Opening net book amount	333,562	26,619	360,181
Exchange differences	27,272	1,862	29,134
Additions and re-measurement	45,644	1,452	47,096
Depreciation	(32,023)	(5,706)	(37,729)
Closing net book amount	374,455	24,227	398,682

(*) Agricultural partnership has an average of 6 years duration.

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

13.    Investment property

Changes in the Group’s investment property for the six-month periods ended June 30, 2023 and 2022 were as follows:

	June 30, 2023	June 30, 2022
	(unaudited)
Beginning of the period	33,330	32,132
Loss from fair value adjustment (Note 8)	(1,330)	(3,753)
Exchange differences	1,330	3,753
End of the period	33,330	32,132
Cost	33,330	32,132
Net book amount	33,330	32,132

For all Investment properties with a total valuation of US$ 33.3 million as of June 30, 2023, the valuation was determined using Sales Comparison Approach prepared by an independent expert. Sale prices of comparable properties are adjusted considering the specific aspects of each property, the most relevant premise being the price per hectare. (Level 3). The increase /decrease in the fair value is recognized in the Statement of income under the line item "Other operating income, net". There were no changes of the valuation techniques during June 30, 2023 and 2022. The Group estimated that, other factors being constant, a 10% reduction on the Sales price for the period ended June 30, 2023 would have reduced the value of the Investment properties on US$ 3.3 million, which would impact the line item “Net loss from fair value adjustment.”

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

14.    Intangible assets

Changes in the Group’s intangible assets in the six-month periods ended June 30, 2023 and 2022 were as follows:

	Goodwill	Software	Trademarks	Others	Total
As of June 30, 2022
Opening net book amount	16,626	6,485	8,191	35	31,337
Exchange differences	1,741	678	820	3	3,242
Additions	—	725	—	706	1,431
Amortization charge (i)	—	(681)	(214)	(32)	(927)
Closing net book amount	18,367	7,207	8,797	712	35,083
At June 30, 2022 (unaudited)
Cost	18,367	15,620	11,345	1,219	46,551
Accumulated amortization	—	(8,413)	(2,548)	(507)	(11,468)
Net book amount	18,367	7,207	8,797	712	35,083

As of June 30, 2023
Opening net book amount	18,544	7,742	9,101	733	36,120
Exchange differences	919	427	334	62	1,742
Additions	—	752	2	8	762
Amortization charge (i)	—	(800)	(231)	(43)	(1,074)
Closing net book amount	19,463	8,121	9,206	760	37,550
At June 30, 2023 (unaudited)
Cost	19,463	18,437	12,184	1,347	51,431
Accumulated amortization	—	(10,316)	(2,978)	(587)	(13,881)
Net book amount	19,463	8,121	9,206	760	37,550

(i) Amortization charges are included in “General and administrative expenses” and “Selling expenses” for the period ended June 30, 2023 and 2022, respectively.

The Group conducts an impairment test annually or more frequently if events or changes in circumstances indicate that the carrying amount may not be recoverable. The last impairment test of goodwill was performed as of September 30, 2022.

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

15.    Biological assets

Changes in the Group’s biological assets in the six-month periods ended June 30, 2023 and 2022 were as follows:

	June 30, 2023
	Crops (i)	Rice (i)	Dairy	All other segments	Sugarcane (i)	Total
Beginning of the year	66,002	52,752	30,045	8,214	109,431	266,444
Increase due to purchases	—	—	—	779	—	779
Initial recognition and changes in fair value of biological assets	1,083	6,964	9,771	109	72,438	90,365
Decrease due to harvest / disposals	(118,894)	(84,482)	(43,386)	(2,684)	(97,247)	(346,693)
Costs incurred during the period	73,425	31,686	34,979	2,524	63,302	205,916
Exchange differences	2,713	1,877	1,190	324	12,546	18,650
End of the period (unaudited)	24,329	8,797	32,599	9,266	160,470	235,461

	June 30, 2022
	Crops (i)	Rice (i)	Dairy	All other segments	Sugarcane (i)	Total
Beginning of the year	54,886	42,729	18,979	7,257	71,327	195,178
Increase due to purchases	—	—	—	1,957	—	1,957
Acquisition of subsidiaries (Note 20)	—	1,676	—	—	—	1,676
Initial recognition and changes in fair value of biological assets	56,663	15,254	12,689	353	47,905	132,864
Decrease due to harvest / disposals	(178,966)	(79,002)	(39,002)	(1,985)	(76,559)	(375,514)
Costs incurred during the period	93,768	25,584	29,572	1,760	50,484	201,168
Exchange differences	6,415	4,990	2,216	848	3,526	17,995
End of the period (unaudited)	32,766	11,231	24,454	10,190	96,683	175,324

(i)Biological assets that are measured at fair value within level 3 of the hierarchy.

The discounted cash flow valuation technique and the significant unobservable inputs used to calculate the fair value of these biological assets are consistent with those of the audited annual financial statements for the year ended December 31, 2022 described in Note 16. Please see Level 3 definition in Note 16 of these condensed consolidated interim financial statements.
The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

15.    Biological assets (continued)

Cost of production for the six-month period ended June 30, 2023:

	June 30, 2023
	(unaudited)
	Crops	Rice	Dairy	All other segments	Sugar, Ethanol and Energy	Total
Salaries, social security expenses and employee benefits	2,059	4,896	5,106	430	5,818	18,309
Depreciation and amortization	—	—	—	—	1,849	1,849
Depreciation of right-of-use assets	—	—	—	—	23,253	23,253
Fertilizers, agrochemicals and seeds	12,151	3,422	—	—	22,446	38,019
Fuel, lubricants and others	464	972	657	44	1,685	3,822
Maintenance and repairs	1,515	3,205	1,955	209	1,270	8,154
Freights	1,491	244	66	152	—	1,953
Contractors and services	28,814	14,165	—	3	5,850	48,832
Feeding expenses	—	—	16,806	1,097	—	17,903
Veterinary expenses	—	—	1,709	132	—	1,841
Energy power	18	1,337	1,178	5	—	2,538
Professional fees	103	236	65	9	185	598
Other taxes	443	94	84	59	33	713
Lease expense and similar arrangements	25,975	2,517	—	3	—	28,495
Others	392	598	271	—	913	2,174
Subtotal	73,425	31,686	27,897	2,143	63,302	198,453
Own agricultural produce consumed	—	—	7,082	381	—	7,463
Total	73,425	31,686	34,979	2,524	63,302	205,916

Cost of production for the six-month period ended June 30, 2022:

	June 30, 2022
	(unaudited)
	Crops	Rice	Dairy	All other segments	Sugar, Ethanol and Energy	Total
Salaries, social security expenses and employee benefits	2,422	4,857	3,929	426	5,155	16,789
Depreciation and amortization	—	—	—	—	1,708	1,708
Depreciation of right-of-use assets	—	—	—	—	19,085	19,085
Fertilizers, agrochemicals and seeds	25,935	1,793	—	—	15,825	43,553
Fuel, lubricants and others	412	603	688	32	1,901	3,636
Maintenance and repairs	858	3,289	1,741	218	1,112	7,218
Freights	3,236	248	93	99	—	3,676
Contractors and services	25,443	11,677	—	2	4,881	42,003
Feeding expenses	—	—	11,567	281	—	11,848
Veterinary expenses	—	—	1,870	138	—	2,008
Energy power	18	2,111	666	4	—	2,799
Professional fees	95	160	75	2	225	557
Other taxes	661	76	8	54	92	891
Lease expense and similar arrangements	32,782	249	—	2	—	33,033
Others	1,906	521	329	49	500	3,305
Subtotal	93,768	25,584	20,966	1,307	50,484	192,109
Own agricultural produce consumed	—	—	8,606	453	—	9,059
Total	93,768	25,584	29,572	1,760	50,484	201,168
The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

15.    Biological assets (continued)

Biological assets as of June 30, 2023 and December 31, 2022 were as follows:

	June 30, 2023	December 31, 2022
	(unaudited)
Non-current
Cattle for dairy production	32,183	29,483
Breeding cattle	544	821
Other cattle	336	318
	33,063	30,622
Current
Breeding cattle	8,386	7,075
Other cattle	416	562
Sown land – crops	24,329	66,002
Sown land – rice	8,797	52,752
Sown land – sugarcane	160,470	109,431
	202,398	235,822
Total biological assets	235,461	266,444

 “La Niña” weather event

“La Niña” is a weather phenomenon caused by the fluctuation of the ocean temperatures in the central and eastern equatorial Pacific due to changes in the atmosphere, which affects the climate of several regions worldwide. When the temperature of the ocean decreases by 0.5°C below the five-quarter average, a so called “La Niña” weather pattern begins. This whether phenomenon is characterized by below average precipitations during spring and summertime in South America. We have experienced this weather pattern in Argentina and Uruguay, where most of our Farming operations are based, throughout the last three consecutive years and it has extended its effects during the beginning of 2023 and continue affecting production as of today, resulting in a severe drought in almost all productive regions in Argentina and Uruguay. Our diversification in terms of geographic footprint and crops planted (soybean, peanut, corn, wheat, sunflower, among others), acts as a natural hedge against weather risk, and enables us to adopt defensive strategies such as delaying planting activities and switching between crops which are either more resilient to dry weather or have a later development stage. However, and despite our ability to partially mitigate this effect, this year, as a consequence of the La Niña weather event, we foresee that the yields of our different crops will see a reduction ranging from 18% to 60%, depending on the crop, thus significantly affecting our results of operations.

16.    Financial instruments

As of June 30, 2023, the financial instruments recognized at fair value on the statement of financial position comprise derivative financial instruments.

In the case of Level 1, valuation is based on unadjusted quoted prices in active markets for identical financial assets that the Group can refer to at the date of the statement of financial position. A market is deemed active if transactions take place with sufficient frequency and in sufficient quantity for price information to be available on an ongoing basis. Since a quoted price in an active market is the most reliable indicator of fair value, this should always be used if available. The financial instruments the Group has allocated to this level mainly comprise crop futures and options traded on the stock market. In the case of securities, the Group allocates them to this level when either a stock market price is available or prices are provided by a price quotation on the basis of actual market transactions.

Derivatives not traded on the stock market allocated to Level 2 are valued using models based on observable market data. For this, the Group uses inputs directly or indirectly observable in the market, other than quoted prices. If the derivative
The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

16.    Financial instruments (continued)

financial instrument has a fixed contract period, the inputs used for valuation must be observable for the whole of this period. The financial instruments the Group has allocated to this level mainly comprise interest-rate swaps and foreign-currency interest-rate swaps.

In the case of Level 3, the Group uses valuation techniques not based on inputs observable in the market. This is only permissible insofar as no observable market data are available. The inputs used reflect the Group’s assumptions regarding the factors, which market players would consider in their pricing. The Group uses the best available information for this, including internal company data. The Group does not have financial instruments allocated to this level for any of the periods presented.

There were no transfer between any levels during the period.

The following tables present the Group’s financial assets and financial liabilities that are measured at fair value as of June 30, 2023 and their allocation to the fair value hierarchy:

	2023
	Level 1	Level 2	Total

Assets
Derivative financial instruments	1,216	11,272	12,488
Short-term investment (1)	39,733	—	39,733
Total assets	40,949	11,272	52,221
Liabilities
Derivative financial instruments	(212)	(102)	(314)
Total liabilities	(212)	(102)	(314)

(1) US T-Bills with maturity from the date of acquisition longer than 90 days. As of June 30, 2023, USD 39,733 (USD 98,571 as of December 31, 2022) of these US T-bills are used as collateral for short-term borrowings and are not available for use by other entities of the Group. See Note 24.

When no quoted prices in an active market are available, fair values (particularly with derivatives) are based on recognized valuation methods. The Group uses a range of valuation models for this purpose, details of which may be obtained from the following table:

Class	Pricing Method	Parameters	Pricing Model	Level	Total

Futures	Quoted price	-	-	1	572
OTC	Quoted price	-	-	1	645
NDF	Quoted price	Swap curve	Present value method	2	(8)
NDF	Quoted price	Foreign-exchange curve	Present value method	1	(213)
Interest-rate swaps	Theoretical price	Money market interest-rate curve.	Present value method	2	11,178
US T-Bills	Quoted price	-	-	1	39,733

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

17.    Trade and other receivables, net

	June 30, 2023	December 31, 2022
	(unaudited)
Non current
Advances to suppliers	4,665	3,680
Income tax credits	7,864	9,119
Non-income tax credits (i)	23,235	18,688
Judicial deposits	1,975	1,831
Receivable from disposal of subsidiary	3,765	8,478
Other receivables	2,817	2,762
Non current portion	44,321	44,558
Current
Trade receivables	112,589	81,707
Less: Allowance for trade receivables	(4,088)	(4,266)
Trade receivables – net	108,501	77,441
Prepaid expenses	6,233	6,875
Advance to suppliers	63,195	42,966
Income tax credits	1,188	1,089
Non-income tax credits (i)	32,437	37,936
Receivable from disposal of subsidiary	7,720	4,664
Cash collateral	—	1,365
Other receivables	9,898	11,484
Subtotal	120,671	106,379
Current portion	229,172	183,820
Total trade and other receivables, net	273,493	228,378

(i) Includes US$ 118 for the six-month period ended June 30, 2023 reclassified from property, plant and equipment (for the year ended December 31, 2022: US$ 158).
The fair values of current trade and other receivables approximate their respective carrying amounts due to their short-term nature. The fair values of non-current trade and other receivables approximate their carrying amount, as the impact of discounting is not significant.

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements (continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

17.    Trade and other receivables, net (continued)

The carrying amounts of the Group’s trade and other receivables are denominated in the following currencies (expressed in US dollars):

	June 30, 2023	December 31, 2022
	(unaudited)
Currency
US Dollar	131,910	89,760
Argentine Peso	58,849	54,801
Uruguayan Peso	2,154	2,229
Brazilian Reais	80,580	81,588
	273,493	228,378

As of June 30, 2023 trade receivables of US$ 21,504 (December 31, 2022: US$ 22.933) were past due but not impaired. The ageing analysis of these receivables indicates that US$ 759 and US$ 741 are over 6 months in June 30, 2023 and December 31, 2022, respectively.

The creation and release of allowance for trade receivables have been included in ‘Selling expenses’ in the statement of income. Amounts charged to the allowance account are generally written off, when there is no expectation of recovering additional cash.

The other classes within other receivables do not contain impaired assets.

The maximum exposure to credit risk at the reporting date is the carrying value of each class of receivable mentioned above.

18.    Inventories

	June 30, 2023	December 31, 2022
	(unaudited)
Raw materials	183,181	121,306
Finished goods (Note 5)	185,261	152,716
	368,442	274,022

19.    Cash and cash equivalents

	June 30, 2023	December 31, 2022
	(unaudited)
Cash at bank and on hand	173,633	146,242
Short-term bank deposits	22,976	84,411
	196,609	230,653

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

20.    Acquisition

Acquisition of subsidiaries of Viterra Group in Argentina and Uruguay

On May 3, 2022, (the “Closing Date”) the Group, through certain subsidiaries consummated the acquisition of the rice operations in Uruguay and Argentina of the Viterra Group, comprising a 100% ownership of Molinos Libres S.A. (Argentina), Viterra Uruguay S.A. (Uruguay) and Paso Dragón S.A. (Uruguay). The transaction also included the acquisition of certain leasing agreements. All of the acquired subsidiaries form part of the Rice Business Segment.

The terms and conditions of the agreement contemplate the payment, subject to adjustments, of a purchase price of approximately US$ 17.7 million payable in three annual installments and the assumption of the existing financial debt for an amount of US$ 17.9 million. At Closing Date, the Group paid the first installments of US$ 2 million and US$ 8 million of the assumed debt.

In addition, the agreement provides for a cash contingent payment of US$ 1,215, which will be payable only if certain conditions are met.

The Company has made an allocation of the purchase price to the identifiable assets acquired and liabilities assumed based on their fair values at acquisition date. The Company has made significant assumptions and estimates in determining the purchase price, including the contingent payment and the allocation of the estimated purchase price in these consolidated financial statements.

As the fair value of the identifiable net assets acquired was greater than the total consideration paid, negative goodwill arises on the acquisition. The negative goodwill is recognized as “Bargain purchase gain on acquisition” in the income statement for the year end December 31, 2022 reflecting the opportunity to acquire the rice operations in Argentina and Uruguay from an outgoing market player.

The following table summarizes the purchase price:

Purchase consideration:
Amount paid in cash	1,512
Amounts to be paid in installments (*)	16,242
Total purchase consideration	17,754
Fair value of net assets acquired	27,507
Bargain purchase on acquisition over the total purchase consideration	9,753

During the six month ended June 30, 2023, an amount of US$3.2 million of the installments was paid.

(*) Amounts to be paid in installments were discounted at present value as of the date of acquisition at a 6.5% discount rate.

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

20.    Acquisition (continued)

The assets and liabilities at the date of acquisition are as follows:

Cash and cash equivalents	3,266
Trade and other receivables	21,068
Inventories	50,891
Biological assets	1,676
Property, plant and equipment	21,479
Total Assets	98,380
Trade and other payables	(50,062)
Payroll and other liabilities	(961)
Borrowings	(17,738)
Deferred income tax liabilities	(1,812)
Provision for other liabilities	(300)
Total Liabilities	(70,873)
Fair value of Net Assets Acquired	27,507

The Company used a replacement cost method or a market approach, as appropriate, to measure the fair value of property, plant and equipment.

All other net tangible assets were valued at their respective carrying amounts, as the Company believes that these amounts approximate their current fair values.

A decrease in the fair value of assets acquired, or an increase in the fair value of liabilities assumed, from those preliminary valuations would result in a dollar-for-dollar corresponding decrease in the “Bargain purchase gain”.

Acquisition-related costs of USD 193 thousands are included in General and administrative expenses in the Consolidated Statement of Income.

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

21.    Shareholder’s contribution

	Number of shares (thousands)	Share capital and share premium
At January 1, 2022	122,382	1,034,633
Reduction of issued share capital of the company	(11,000)	(16,500)
Employee share options exercised (Note 22)	—	2,432
Restricted shares vested	—	4,647
Purchase of own shares	—	(11,473)
Dividends to shareholders		(35,000)
At June 30, 2022	111,382	978,739

At January 1, 2023	111,382	960,242
Restricted share vested	—	7,528
Purchase of own shares	—	(9,374)
Dividends to shareholders	—	(35,000)
At June 30, 2023	111,382	923,396

Decision of the Extraordinary General Shareholders’ meeting

On April 20, 2022 the extraordinary general meeting of the shareholders of the Company resolved to reduce the issued share capital of the Company by an amount of $16,500,000 by the cancellation of 11,000,000 shares with a nominal value of $1.50 each held in treasury by the Company so that, as from April 20, 2022, our issued share capital amounts to $167,072,722.50, represented by 111,381,815 shares in issue (of which 1,932,628 are treasury shares) with a nominal value of $1.50 each.

Share Repurchase Program

On September 12, 2013, the Board of Directors of the Company authorized a share repurchase program for up to 5% of its outstanding shares. The repurchase program has been renewed by the Board of Directors after each 12-month period. On August 9, 2022, the Board of Directors approved the renewal of the Program and extension of the term for an additional twelve-month period ending on September 23, 2023.

Repurchases of shares under the program may be made from time to time (i) in open market transactions in compliance with the trading conditions of Rule 10b-18 under the U.S. Securities Exchange Act of 1934, as amended, and applicable rules and regulations; and (ii) through privately negotiated transactions. The share repurchase program does not require Adecoagro to acquire any specific number or amount of shares and may be modified, suspended, reinstated or terminated at any time in the Company’s discretion and without prior notice. The size and the timing of repurchases will depend upon market conditions, applicable legal requirements and other factors.

As of June 30, 2023, the Company repurchased an aggregate of 23,346,122 shares under the program, of which 8,411,155 have been utilized to cover the exercise and granted of the Company’s employee stock option plan and restricted stock plan and 11 millions share were reduced from capital. During the six-month periods ended June 30, 2023 and 2022 the Company repurchased shares for an amount of 1,397,415 and 1,718,458 respectively. The outstanding treasury shares as of June 30, 2023 totaled 4,051,890.

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

21.    Shareholder’s contribution (continued)
Annual Dividend

On April 19, 2023 and On April 20, 2022 the general meeting of the shareholders of the Company resolved the payment of an annual dividend of $35 million to be paid to outstanding shares in two installments in May and November for both year. The first payment of the year 2023, of USD 17.5 million ((0.1626 per share) was made on May 24, 2023. The second payment will occur on November 24, 2022. The first payment of the year 2022, of USD 17.5 million (0.1572 per share) was made on May 17th, 2022 and the second on November 17, 2022.

22.    Equity-settled share-based payments

The Group has set the “2004 Incentive Option Plan” (“Option Schemes”) under which the Group granted equity-settled options to senior managers and selected employees of the Group´s subsidiaries. Additionally, in 2010 the Group has set a “Adecoagro Restricted Share and Restricted Stock Unit Plan” (referred to as “Restricted Share Plan”) under which the Group grants restricted shares, or restricted stock units to directors of the Board, senior and medium management and key employees of the Group.

(a)Option Schemes

No expense was accrued for both periods under the Options Schemes.

As of June 30, 2023, nil options (June 30, 2022: 313,582) were exercised, and nil options (June 30, 2022: nil) were forfeited, and nil options were expired (June 30, 2022: nil).

(b)Restricted Share and Restricted Stock Unit Plan

As of June 30, 2023, the Group recognized compensation expense US$ 4.9 million related to the restricted shares granted under the Restricted Share Plan (June 30, 2022: US$ 5.4 million). For the six-month period ended June 30, 2023, 548,233 Restricted Shares were granted (June 30, 2022: 1,398,391), 1,035,765 were vested (June 30, 2022: 828,690), and 15,461 Restricted shares were forfeited (June 30, 2022: 11,559).

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

23.    Trade and other payables

	June 30, 2023	December 31, 2022
	(unaudited)
Non-current
Trade payables	468	4,175
Payable from acquisition of subsidiary (Note 20)	—	12,646
Other payables	501	389
	969	17,210
Current
Trade payables	142,429	193,127
Advances from customers	5,725	35,749
Taxes payable	8,110	8,868
Dividends to shareholders (Note 21)	17,500	—
Payables from acquisition of subsidiaries (Note 20)	13,336	3,575
Other payables	5,807	1,078
	192,907	242,397
Total trade and other payables	193,876	259,607

The fair values of current trade and other payables approximate their respective carrying amounts due to their short-term nature. The fair values of non-current trade and other payables approximate their carrying amount, as the impact of discounting is not significant.

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

24.    Borrowings

	June 30, 2023	December 31, 2022
	(unaudited)
Non-current
Senior Notes (*)	498,124	497,901
Bank borrowings (*)	259,958	230,082
	758,082	727,983
Current
Senior Notes (*)	8,250	8,250
Bank overdrafts	13,528	48,058
Bank borrowings (*)	308,850	223,461
	330,628	279,769
Total borrowings	1,088,710	1,007,752

(*) As of June 30, 2023, the Group was in compliance with the related financial covenants under the respective loan agreements.

As of June 30, 2023, total bank borrowings include collateralized liabilities of US$ 75,641 (December 31, 2022: US$ 188,058). These loans are mainly collateralized by property, plant and equipment, sugarcane plantations, sugar export contracts, shares of certain subsidiaries of the Group and restricted short-term investment, see Note 16.

Notes 2027

On September 21, 2017, the Company issued senior notes (the “Notes”) for US$ 500 million, at an annual nominal rate of 6%. The Notes will mature on September 21, 2027. Interest on the Notes are payable semi-annually in arrears on March 21 and September 21 of each year. The total proceeds nets of expenses was US$ 496.5 million.

The Notes are fully and unconditionally guaranteed on a senior unsecured basis by certain of our current and future subsidiaries, currently: Adeco Agropecuaria S.A., Adecoagro Brasil Participações S.A., Adecoagro Vale do Ivinhema S.A., Pilagá S.A. and Usina Monte Alegre Ltda. are the only Subsidiary Guarantors.

The Notes contain customary financial covenants and restrictions which require us to meet pre-defined financial ratios, among other restrictions.

Loan with International Finance Corporation (IFC)

In June 2020, our Argentine subsidiaries, Adeco Agropecuaria , Pilaga and L3N S.A. entered into a US$100 million loan agreement with International Finance Corporation (IFC), member of the World Bank Group. The loan's tenor is eight years, including a two-year grace period, with a rate of LIBOR + 4%. In October 2020, US$ 22 million has been received. Publication of LIBOR was ceased at the end of June 2023. During April 2023, it was agreed with IFC to use Secured Overnight Financing Rate (SOFR), replacing the LIBOR since July 1st, 2023. All the other provisions of the loan agreement continue in full force and effect.

The loan contains customary financial covenants and restrictions which require us to meet pre-defined financial ratios, among other restrictions.
The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

24.    Borrowings (continued)

The maturity of the Group’s borrowings and the Group’s exposure to fixed and variable interest rates is as follows:

	June 30, 2023	December 31, 2022
	(unaudited)
Fixed rate:
Less than 1 year	321,840	272,900
Between 1 and 2 years	34,120	27,720
Between 2 and 3 years	7,736	2,222
Between 4 and 5 years	498,124	—
More than 5 years	—	497,901
	861,820	800,743
Variable rate:
Less than 1 year	8,788	6,869
Between 1 and 2 years	36,235	35,355
Between 2 and 3 years	36,524	32,851
Between 3 and 4 years	89,450	80,115
Between 4 and 5 years	55,893	50,211
More than 5 years	—	1,608
	226,890	207,009
	1,088,710	1,007,752

The breakdown of the Group’s borrowing by currency is included in Note 2 - Interest rate risk.

The carrying amount of short-term borrowings is approximate its fair value due to the short-term maturity. Long term borrowings subject to variable rate approximate their fair value. The fair value of long-term subject to fix rate do not significant differ from their fair value. The fair value (level 2) of the senior notes equals US$ 466 million, 93.22% of the nominal amount.

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

25.    Lease liabilities

	June 30, 2023	December 31, 2022
	(unaudited)
Lease liabilities
Non-current	304,533	283,549
Current	57,120	54,431
	361,653	337,980

The maturity of the Group's lease liabilities is as follows:

	June 30, 2023	December 31, 2022
	(unaudited)
Less than 1 year	57,120	54,431
Between 1 and 2 years	23,741	61,931
Between 2 and 3 years	61,803	50,839
Between 3 and 4 years	50,392	41,781
Between 4 and 5 years	40,118	31,231
More than 5 years	128,479	97,767
	361,653	337,980

26.    Payroll and social security liabilities

	June 30, 2023	December 31, 2022
	(unaudited)
Non-current
Social security payable	1,206	1,581
	1,206	1,581
Current
Salaries payable	8,315	4,050
Social security payable	5,099	4,693
Provision for vacations	11,193	11,487
Provision for bonuses	6,132	9,734
	30,739	29,964
Total payroll and social security liabilities	31,945	31,545

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

27.    Provisions for other liabilities

The Group is subject to several laws, regulations and business practices of the countries where it operates. In the ordinary course of business, the Group is subject to certain contingent liabilities with respect to existing or potential claims, lawsuits and other proceedings, including those involving tax, labor and social security, administrative and civil and other matters. The Group accrues liabilities when it is probable that future costs will be incurred and it can reasonably estimate them. The Group bases its accruals on up-to-date developments, estimates of the outcomes of the matters and legal counsel experience in contesting, litigating and settling matters. As the scope of the liabilities becomes better defined or more information is available, the Group may be required to change its estimates of future costs, which could have a material effect on its results of operations and financial condition or liquidity. There have been no material changes to claimed amounts and current proceedings since December 31, 2022.

28.    Related-party transactions

The following is a summary of the balances and transactions with related parties:

Related party	Relationship	Description of transaction	Expense included in the statement of income		Balance payable
			June 30, 2023	June 30, 2022	June 30, 2023	December 31, 2022

			(unaudited)	(unaudited)	(unaudited)
Directors and senior management	Employment	Compensation selected employees	(4,225)	(5,679)	(16,230)	(18,917)

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

29.    Basis of preparation and presentation

The information presented in the accompanying condensed consolidated interim financial statements (“interim financial statements”) as of June 30, 2023 and for the six-months ended June 30, 2023 and 2022 is unaudited and in the opinion of management reflect all adjustments necessary to present fairly the financial position of the Group as of June 30, 2023, results of operations and cash flows for the six-month periods ended June 30, 2023 and 2022. All such adjustments are of a normal recurring nature. In preparing these accompanying interim financial statements, management has made certain estimates and assumptions that affect reported amounts in the financial statements and disclosures of contingencies. Actual results may differ from those estimates. The results for interim periods are not necessarily indicative of annual results.

These interim financial statements have been prepared in accordance with International Accounting Standard 34 (IAS 34), ‘Interim financial reporting’ as issued by the International Accounting Standards Board (IASB) and they should be read in conjunction with the annual financial statements for the year ended December 31, 2022, which have been prepared in accordance with IFRSs.

Certain new accounting standards and interpretations are mandatory since January 1, 2023. These standards did not have any material impact on the Company's consolidated financial statements.

The accounting policies adopted in the preparation of the interim financial statements are consistent with those followed in the preparation of the Group’s annual consolidated financial statements for the year ended December 31, 2022.

International Tax Reform – “Pillar Two”:

Pillar Two will generally apply to any entity that is a member of a multinational group (i.e., a group that contains a taxable presence in at least one jurisdiction other than the parent entity’s jurisdiction) with consolidated annual revenue of €750 million or more in at least two of the preceding four fiscal years. The annual revenue is based upon the ultimate parent entity’s consolidated financial statements.

The Group has applied the “International Tax Reform - Pillar Two Model Rules (Amendments to IAS 12) ” issued on May 23, 2023, from fiscal year 2023. This amendment provides an exception rule that temporarily exempts the recognition and disclosure of deferred taxes related to taxes arising from the taxation system on the pillar two model rules published by the Organization for Economic Co-operation and Development (OECD) (hereinafter, the “Pillar Two Income Taxes”). The Group has applied the said exception rule retroactively from fiscal year 2023 and has not recognized and disclosed the deferred taxes related to the Pillar Two Income Taxes.

On July 28, 2023, Luxembourg’s government council approved a new bill aiming to implement into Luxembourg law the “Pillar Two Directive”. It is expected that the Pillar Two Directive be effective as from January 1, 2024. Management is currently assessing the jurisdictions that could give rise to additional taxation and potential impact as a result of the implementation of the Pillar Two Model Rules in national laws.

Seasonality of operations

The Group’s business activities are inherently seasonal. The Group generally harvest and sell its grains (corn, soybean, rice and sunflower) between February and August, with the exception of wheat, which is harvested from December to January. Peanut is harvested from April to May, and sales are executed with higher intensity during the third quarter of the year. Cotton is a unique in that while it is typically harvested from June to August, it requires processing which takes about two to three months to complete. Sales in our Dairy business segment tend to be more stable. However, milk production is generally higher during the fourth quarter, when the weather is more suitable for production. Although our Sugar, Ethanol and Electricity cluster is currently operating under a “non-stop” or “continuous” harvest and without stopping during traditional off-season, the rest of the sector in Brazil is still primarily operating with large off-season periods from December/January to March/April. The result of large off-season periods is fluctuations in our sugar and ethanol sales and in our inventories, usually peaking in December to take advantage of higher prices during the traditional off-season period (i.e., January through April). As a result of the above factors, there may be significant variations in our financial results from one quarter to another. In addition, our quarterly results may vary
The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

29.    Basis of preparation and presentation (continued)

as a result of the effects of fluctuations in commodities prices, production yields and costs on the determination of initial recognition and changes in fair value of biological assets and agricultural produce.

30.    Information related to COVID-19 pandemic

In response to the outbreak of COVID-19 and subsequent new variants of the virus (the “COVID-19 pandemic”), governments and businesses around the world have implemented a variety of restrictive measures to reduce the spread of COVID-19 . These measures have had a significant adverse effect on economic activities worldwide. The Company put in place several measures to preserve the safety of its employees and the communities where it operates, while maintaining its business operations running. The Company’s activities in Argentina, Uruguay and Brazil were considered essential activities by the respective governments and consequently the Company was allowed to continue operating its businesses normally. Thus, the COVID-19 pandemic did not have a significant adverse impact on the business. However, the spread of new variants of COVID-19 pandemic has caused uncertainty as to when restrictions will be finally lifted, if additional restrictions may be initiated or reimposed, if there will be permanent changes to consumer behavior patterns, and the timing of distribution and administration of COVID-19 vaccines and other medical interventions globally. The Company cannot predict the long-term effects of the COVID-19 pandemic on its business and will continue monitoring the situation until the COVID-19 pandemic is over.he Company is closely monitoring the situation and taking all necessary measures at its disposal to preserve human life and its operation.
The accompanying notes are an integral part of these condensed consolidated interim financial statements